Delisting Determination,The Nasdaq Stock Market, LLC,
April 1, 2010, Ore Pharmaceutical Holdings Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Ore Pharmaceutical Holdings Inc.
(the Company), effective at the opening of the trading session on April 12, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(a)(2). The Company was notified
of the Staffs determination on March 16, 2010.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 25, 2010.